

Suite 3400 – 666 Burrard St.
Vancouver, BC V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

Toronto Stock Exchange: G   **New York Stock Exchange: GG**

(All Amounts in $US unless stated otherwise)

GOLDCORP REPORTS 2012 SECOND QUARTER RESULTS

VANCOUVER, BRITISH COLUMBIA, July 26, 2012 – GOLDCORP INC. **(TSX: G, NYSE: GG)** today reported adjusted net earnings[1] in the quarter of $332 million, or $0.41 per share, compared to $413 million, or $0.52 per share, in the second quarter of 2011. Reported net earnings were $268 million compared to $489 million in the second quarter of 2011. Operating cash flow before working capital changes[2] was $520 million. On July 10, 2012, the Company released second quarter gold production and estimated cash costs in addition to updated production and cash cost guidance for 2012.

Second Quarter 2012 Highlights

- Gold production totaled 578,600 ounces.

- Revenues totaled $1.1 billion on gold sales of 532,000 ounces.

- Operating cash flow before working capital changes totaled $520 million or $0.64 per share.

- Adjusted net earnings were $332 million or $0.41 per share.

- Cash costs[3] totaled $370 per ounce on a by-product basis and $619 per ounce on a co-product basis.

- Dividends paid amounted to $110 million.

- Quarter-end cash balance of $1.2 billion; net cash position of $359 million[4].

- Ontario Superior Court ruling confirms Goldcorp ownership of El Morro copper-gold project.

"The previously-announced production shortfall at Red Lake negatively impacted our results in the second quarter," said Chuck Jeannes, Goldcorp President and Chief Executive Officer. "Peñasquito had been delivering a good second quarter until encountering water availability issues that limited plant throughput in June. Operations at the rest of the mine portfolio remained solid, with particular strength at Porcupine and Los Filos.

"The performance issues at Red Lake and Peñasquito will remain our highest priority in the second half of 2012. The Red Lake team is advancing the final phase of de-stressing work, which is expected to lead to improved gold production in the second half of the year. Consistent with our commitment to safety, our production expectations at Red Lake beyond 2012 will reflect a cautious approach to addressing potential seismicity. At Peñasquito, both the processing plant and the ore body continue to perform well, and the focus is on bringing new water wells into production beginning in November of this year.   As the mine receives additional water from these wells, plant throughput is expected to increase, resulting in increased production levels.

"We continued to make good progress on our pipeline of new gold projects. At Pueblo Viejo, the production of first gold is imminent, which will establish a new stream of strong cash flow for years to come. Our team at Cerro Negro has done a great job of managing the importation of equipment into Argentina given the new regulations, and advancing mine construction toward first production in late 2013. Progress at the Éléonore project has been excellent, including the commencement of underground drilling from the exploration shaft three months ahead of schedule. The Cochenour project team is completing final work on an updated study to guide the next phase of its development as an important source of long-term supplemental production at Red Lake. We were also pleased to receive a positive decision in the El Morro litigation. Ongoing engineering work and project optimization studies will continue to advance on this strategically important asset."

Financial Review

Gold sales in the second quarter were 532,000 ounces on production of 578,600 ounces. This compares to sales of 606,400 ounces on production of 597,100 ounces in the second quarter of 2011. Silver production totaled 8.2 million ounces compared to silver production of 6.5 million ounces in the prior year's second quarter. Total cash costs were $370 per ounce of gold on a by-product basis and $619 per ounce on a co-product basis. Cash costs were impacted by the temporary suspension of shipments at Alumbrera in May and June of 2012 due to the new export repatriation requirement imposed by the government of Argentina.

Net earnings in the quarter were $268 million compared to $489 million in the second quarter of 2011. Adjusted net earnings in the second quarter totaled $332 million, or $0.41 per share, compared to $413 million or $0.52 per share, in the second quarter of 2011. Adjusted net earnings in the second quarter of 2012 primarily exclude the losses from the foreign exchange translation of deferred income tax liabilities; mark-to-market gains on the conversion feature of convertible senior notes and impairment charges related to certain of its equity investments and investments in associates; but include the impact of non-cash stock-based compensation expenses which amounted to approximately $22 million or $0.03 per share for the quarter. Operating cash flow before changes in working capital was $520 million compared to $717 million in last year's second quarter. An average realized gold price of $1,596 per ounce for the quarter and total cash costs of $370 per ounce resulted in a margin[5] of $1,226 per ounce of gold sold.

Mexico

Gold and silver production at Peñasquito in the second quarter totaled 103,800 ounces and 6,570,700 ounces respectively. Lead production was 45.9 million pounds and zinc production was 95.0 million pounds. Strong by-product production contributed to total cash costs of negative $425 per ounce of gold.

Production in the second quarter was affected by lower mill throughput a result of an inadequate water supply in the month of June. Prolonged drought conditions in the region contributed to lower-than-expected water recharge in the well field as well as lower-than-expected water production from the accelerated pit dewatering program. This condition is also expected to affect plant throughput in the second half of 2012. The Company holds permits for sufficient quantities of water and is currently working to drill additional wells to increase water production. Concurrently, work is also underway to increase water use efficiency site wide.

Gold production at Los Filos in the second quarter was 85,200 ounces at a total cash cost of $535 per ounce. Construction of the next phase of the Los Filos heap leach pad facility was completed during the second quarter of 2012 as planned. The 2012 exploration program has continued to follow up on 2011 success through exploring the Los Filos pit towards the 4P south area, and the El Bermejal pit towards the northwest.

Canada

At Red Lake in Ontario, second quarter gold production was 104,000 ounces at a total cash cost of $568 per ounce. Production continued to be affected by slower-than-expected de-stressing activity in the High Grade Zone to address increased seismicity. Lower grades than anticipated in the Footwall Zone also impacted production in the second quarter. High Grade Zone de-stress work was successfully completed on the 41 level late in the quarter and completion of de-stress work at the 45 level is expected to be completed later in the third quarter of 2012. Over the balance of 2012, the Company will continue to evaluate the impact on Red Lake's long-term production profile of timing issues in accessing High Grade Zone reserves as well as continued grade variability in the Footwall Zone. Until further study of these issues has advanced, the range of production expectations for Red Lake beyond the current year should reflect production similar to the range provided for 2012 of between 460,000 and 510,000 ounces.

During the second quarter of 2012, successful drilling results continued from Red Lake's 4199 exploration ramp. Numerous intercepts have confirmed the extension of consistent high grade mineralization between levels 52 and 55. Drilling is also indicating the presence of high grade intercepts deeper at the 57 level. Additionally, new drill results in an unexplored area west of the High Grade Zone have outlined a potential new zone above the 52 level, which remains open vertically and to the west. This area will be a focus of drilling over the remainder of the year as it has the potential to increase mining flexibility due to proximity to existing infrastructure.

At Porcupine in Ontario, gold production during the second quarter increased 20% over the second quarter of 2011 to 74,900 ounces at a total cash cost of $674 per ounce, driven by higher grades and recoveries. The Hoyle Pond Deep project continued to advance to access both depth extensions of current ore bodies and newly-discovered zones and to enhance operational flexibility and efficiencies throughout the Hoyle Pond operation. Full face shaft sinking is planned to commence during the third quarter of 2012. At the Hollinger open pit project, development has focused on construction of the haul road between the Hollinger site and the Dome mill. The first of 2 shovels to operate in the open pit has been commissioned. Pending receipt of final permits, the mine is expected to begin production in the fourth quarter of 2012, providing supplementary gold production and the remediation of historical subsidence areas.

Underground exploration at Hoyle Pond in the second quarter of 2012 continued to return strong results. Three diamond drill rigs were also dedicated to the expansion and delineation of the TVZ Bulk Zone. Surface exploration continued to assess potential targets located within a few kilometres of the Hoyle Pond deposit, while one diamond drill rig continued to probe a historically under-explored area located near the Dome Mine.

Gold production at Musselwhite during the second quarter totaled 56,500 ounces at a total cash cost of $819 per ounce. Exploration in the second quarter of 2012 continued to focus on the northern extension of the Lynx Zone from surface and underground, together with extensions of the PQ Deeps and T-Antiform from underground and the completion of the first underground set of drill holes on the West Limb target. Surface drilling successfully intersected the Lynx Zone at a distance of 600 metres north of the current development, while drilling on the North Shore demonstrated the continuity of mineralization a distance of 1.5 kilometres north of the current development. Drilling on the West Limb target also continued to return positive results, with numerous mineralised shear zones intersected in the drill holes. Positive results were also encountered from underground drilling on the PQ Deeps north of the 2011 resource boundary.

Guatemala

At Marlin, gold and silver production decreased 28% and 15% from the second quarter 2011, to a total of 56,700 ounces and 1,613,400 ounces respectively. Cash costs totaled $20 per ounce. The decreases in gold and silver production are consistent with the mine plan following completion of open pit mining operations in the Marlin pit at the end of 2011. Following the national government's establishment of a payment protocol, Goldcorp delivered the first voluntary royalty payments to the national and municipal governments.

Argentina

At Alumbrera, gold and copper production totaled 36,700 ounces and 31.5 million pounds respectively. Early in the quarter, a new resolution from the Argentinian Ministry of Economy and Public Finance was issued that reduced the time permitted to repatriate export net proceeds from 180 days to 15 days. As a result, Alumbrera temporarily suspended shipments while management reviewed the potential impact of the new resolution. On July 17, 2012, a revised resolution was issued extending the 15 day limit to 180 days enabling Alumbrera to resume shipments during the second half of 2012.

Advancing the Project Pipeline

At the Pueblo Viejo project in the Dominican Republic, initial production is expected in August 2012. Construction has been essentially completed on schedule. At the end of the second quarter, more than 16 million tonnes of ore were stockpiled; representing approximately 1.9 million contained gold ounces. Construction of the tailings facility progressed during the second quarter of 2012 and advanced to in excess of 175 metres versus a target elevation of 183 metres. The mine is now successfully interconnected to the national grid and has also secured backup supplemental onsite power. Major systems commissioned include the water supply system; main switch yard and harmonic filters; ore and limestone crushing and grinding; the first two autoclaves, both of which underwent heat-up and acid curing; the oxygen plant, with the first of two trains in production; and the first lime kiln. Goldcorp's share of production in 2012 is expected to be approximately 68,000 to 85,000 ounces.

As part of a longer-term, optimized power solution for Pueblo Viejo, the project team is advancing a plan to construct a dual fuel power plant at an estimated incremental cost of approximately $300 million on a 100% basis, or an additional $120 million on Goldcorp's share, of which 92% is committed. The new plant is expected to provide lower cost, long-term power to the project.

At the Cerro Negro project in Argentina, activities at site continued to advance the project in the overall categories of infrastructure and construction, mine development and exploration. The development plan calls for concurrent mining from multiple veins, with initial mining to take place in the Eureka, Mariana Central and Mariana Norte veins. Total underground ramp development for the Eureka vein advanced to 1,812 metres of the total 3,900 metres planned. Portions of the vein were excavated as part of the development and an ore stockpile of an estimated 12,010 tonnes at an expected grade of 10.32 g/t gold and 213 g/t silver has been established on the surface. Work on the ramps at Mariana Central and Mariana Norte commenced and active development is underway. Engineering, Procurement and Construction Management was 36% complete at the end of the second quarter of 2012.

The Company is subject to import restrictions enacted in Argentina during the first quarter with respect to equipment and materials required for the construction of the Cerro Negro project. Approximately 80% of all equipment and materials required for full production have now been imported or secured within Argentina. Initial gold production is expected in late 2013.

An aggressive exploration program continued in the second quarter, with eight surface diamond drill rigs completing 145 holes. A major component of the exploration activities is the in-fill drilling and expansion of veins and related recent discoveries at the Mariana Central, Mariana Norte, and San Marcos complexes. In addition, the condemnation drilling was completed at the processing plant and tailings dam locations. Regional exploration activities outside of the core Cerro Negro vein areas is expected to ramp up over the remainder of 2012.

At the Éléonore project in Quebec, engineering progress is on schedule to support construction in the third quarter of 2012 and major equipment and long-lead items have been ordered. Foundations for the production shaft have been completed and structural steel erection activities have commenced. Full face shaft sinking is expected in December 2012. This work will be done in parallel with the construction of the head frame under an engineered bulk head. The 120kV substation was energized on schedule in July.

Underground exploration drilling from the Gaumond exploration shaft commenced at the end of the second quarter of 2012, three months ahead of schedule. The Gaumond shaft reached a depth of 701 metres, representing 97% completion of the shaft's vertical depth. Commissioning of hoisting and shaft facilities are expected to be completed in the fourth quarter of 2012, which will enable the commencement of lateral development from the 650 metre level.   The exploration ramp has now advanced 1,500 metres in length and definition drilling is expected to take place from the ramp starting in July 2012.

At the Cochenour project in Ontario, widening of the historical Cochenour shaft continued to advance, with 108 metres completed of a total depth of 342 metres. The Cochenour-Red Lake haulage drift that will transport ore from Cochenour to existing Red Lake processing facilities advanced to 51% of completion. Exploration drilling from the haulage drift is continuing with two drills in operation. Diamond drilling with three drills at surface is underway to define the top portion of the Bruce Channel deposit and additional resources at Cochenour.

Strong progress continued at Camino Rojo, an advanced-stage district project near Peñasquito. An internal feasibility study testing the potential of a stand-alone oxide heap leach operation is scheduled to be completed in the third quarter of 2012. Additional drilling has demonstrated that sulphide mineralization extends at depth for at least 550 metres west of the Represa resource.   At Noche Buena, another advanced-stage district project near Peñasquito, the focus in the second quarter remained on completion of the geologic model and an updated feasibility study is in progress for completion in the third quarter of 2012.

At the El Morro project in Chile, a lawsuit filed by Barrick was dismissed by the Ontario Superior Court on June 26, 2012 confirming Goldcorp's position that the acquisition of the project was completely proper and consistent with the relevant agreements. The project has been suspended since April 30, 2012 pending the correction by the Chilean environmental permitting authority (the Servicio de Evaluación Ambiental or SEA) of certain deficiencies specifically identified by a decision of the Antofogasta Court of Appeals. On June 22, 2012, the SEA initiated the administrative process to address the issues identified by the Court. The Company continues to work with the Chilean authorities and local communities to correct the deficiencies.

2012 Guidance

In light of reduced first half production at Red Lake and lower second half production expectations at Peñasquito, the Company updated its 2012 production and cash cost guidance on July 10, 2012. Gold production guidance has been revised to between 2.35 and 2.45 million ounces compared to previous guidance of 2.6 million ounces. Due to the lower expected production, total cash cost guidance has also been revised, to $310 to $340 per ounce of gold on a by-product basis and $625 to $650 per ounce on a co-product basis. This compares to previous guidance of $250 to $275 per ounce on a by-product basis and $550 to $600 per ounce on a co-product basis. Production of by-product metals for 2012 is forecast at approximately 30 - 31 million ounces of silver compared to previous guidance of 34 million ounces; and 310 - 325 million pounds of zinc and 155 - 160 million pounds of lead compared to previous guidance of 400 million pounds and 180 million pounds respectively. Production guidance for copper remains unchanged at 110 million pounds.

Capital expenditure guidance has increased from $2.6 to $2.7 billion to recognize the impact of the timing of expenditures at Pueblo Viejo that were planned in 2011 but occurred in 2012. The capital expenditures are allocated approximately 60% to projects and 40% to operations. Driven by continued exploration success at several mines and projects, including Red Lake, Cerro Negro and Camino Rojo the Company has increased exploration expenditures to $226 million compared to previous guidance of $200 million. Approximately one third of the exploration expenditures will be expensed. The overall effective tax rate for 2012 is expected to be 28% compared to prior guidance of 30%.

In conjunction with the Company's annual planning and budgeting process, and in view of industry-wide capital cost escalation, the Company is currently updating project costs and will provide updated cost information early in 2013.

Corporate Responsibility, Safety & Health

The development team at Éléonore was awarded the F.J O'Connell trophy by the Quebec Mining Association, recognizing the project's superior safety performance in 2011. In May 2012, Goldcorp published its 2011 Sustainability Report. This is the fifth year that Goldcorp has reported against the key performance indicators set out by the internationally recognized Global Reporting Initiative (GRI). The 2012 report can be viewed online at http://goldcorp.com/Responsible-Mining/default.aspx.

This release should be read in conjunction with Goldcorp's second quarter 2012 financial statements and MD&A report on the Company's website, www.goldcorp.com, in the "Investor Resources – Reports & Filings" section under "Quarterly Reports".

A conference call will be held on July 26, 2012 at 10:00 a.m. (PDT) to discuss the second quarter results. Participants may join the call by dialing toll free 1-800-355-4959 or 1-416-695-

6617 for calls from outside Canada and the US. A recorded playback of the call can be accessed after the event until August 26, 2012 by dialing 1-800-408-3053 or 1-905-694-9451 for calls outside Canada and the US. Pass code: 8145864. A live and archived audio webcast also be available at www.goldcorp.com.

Goldcorp is one of the world's fastest growing senior gold producers. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

The scientific and technical information concerning Goldcorp's mineral properties contained herein is based upon information prepared by or under the supervision of Maryse Belanger, Vice President, Technical Services of Goldcorp who is a "qualified person" within the meaning of National Instrument 43-101.

(1) Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 43 of the 2012 second quarter MD&A for a reconciliation of adjusted earnings to reported net earnings attributable to shareholders of Goldcorp.

(2) Operating cash flows before working capital changes is a non-GAAP performance measure which the Company believes provides additional information about the Company's ability to generate cash flows from its mining operations.

Cash provided by operating activities reported in accordance with GAAP was $584 million for the three months ended June 30, 2012.

(3) The Company has included non-GAAP performance measures, total cash costs, by-product and co-product, per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting by-product copper, silver, lead and zinc sales revenues from production cash costs.

Commencing in 2011, production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metals prices. The budget metal prices used in the calculation of co-product total cash costs for 2012 were $1,600 per ounce of gold, $34 per ounce of silver, $3.50 per pound of copper, $0.90 per pound of lead and $0.90 per pound of zinc, rather than realized sales prices. Using actual realized sales prices, the co-product total cash costs would be $630 per gold ounce for the three months ending June 31, 2012. Refer to page 42 of the 2012 second quarter MD&A for a reconciliation of total cash costs to reported production costs.

(4) Net cash position is the quarter-end cash balance less the face value of the convertible debenture of $862.5 million which includes the liability and equity components.

(5) The Company has included a non-GAAP performance measure, margin per gold ounce, throughout this document. The Company reports margin on a sales basis. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

(in $ millions, except where noted - Unaudited)	Q2'12
Revenues per Financial Statements	1,113
Treatment and refining charges on concentrate sales	44
By-product silver, copper, lead and zinc sales	(308)
Gold revenues	849
Divided by ounces of gold sold	532,000
Realized gold price per ounce	1,596
Deduct total cash costs per ounce of gold sold[3]	370
Margin per gold ounce	1,226

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economical and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2011 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

CONTACT INFORMATION:

Jeff Wilhoit
Vice President, Investor Relations
(604) 696-3074
Fax: (604) 696-3001
Email: info@goldcorp.com
Website: www.goldcorp.com

FINANCIAL STATEMENTS TO FOLLOW

SUMMARIZED FINANCIAL RESULTS
(in millions of United States dollars, except per share amounts and where noted)

	Three Months Ended June 30	
	2012	2011
Revenues	**$1,113**	$1,323
Gold produced (ounces)	**578,600**	597,100
Gold sold (ounces)	**532,000**	606,400
Copper produced (thousands of pounds)	**31,500**	28,000
Copper sold (thousands of pounds)	**6,800**	26,400
Silver produced (ounces)	**8,184,100**	6,498,700
Silver sold (ounces)	**7,139,400**	6,755,100
Lead produced (thousands of pounds)	**45,900**	38,500
Lead sold (thousands of pounds)	**42,200**	41,200
Zinc produced (thousands of pounds)	**95,000**	66,500
Zinc sold (thousands of pounds)	**90,800**	60,300
Average realized gold price (per ounce)	**$1,596**	$1,516
Average London spot gold price (per ounce)	**$1,609**	$1,506
Average realized copper price (per pound)	**$2.35**	$4.15
Average London spot copper price (per pound)	**$3.57**	$4.15
Average realized silver price (per ounce)	**$24.36**	$30.65
Average London spot silver price (per ounce)	**$29.38**	$37.97
Average realized lead price (per ounce)	**$0.84**	$1.15
Average London spot lead price (per ounce)	**$0.90**	$1.16
Average realized zinc price (per ounce)	**$0.84**	$1.03
Average London spot zinc price (per ounce)	**$0.87**	$1.02
Total cash costs – by-product (per gold ounce)	**$370**	$185
Total cash costs – co-product (per gold ounce)	**$619**	$553

Production Data:

Red Lake gold mines :	Tonnes of ore milled	**216,000**	201,500
	Average mill head grade (grams per tonne)	**16.02**	24.57
	Gold ounces produced	**104,000**	154,900
	Total cash cost per ounce – by-product	**$568**	$352
Porcupine mines :	Tonnes of ore milled	**1,023,200**	1,015,400
	Average mill head grade (grams per tonne)	**2.40**	2.12
	Gold ounces produced	**74,900**	62,300
	Total cash cost per ounce – by-product	**$674**	$710
Musselwhite mine :	Tonnes of ore milled	**308,100**	334,600
	Average mill head grade (grams per tonne)	**6.00**	5.73
	Gold ounces produced	**56,500**	58,800
	Total cash cost per ounce – by-product	**$819**	$767

SUMMARIZED FINANCIAL RESULTS (Cont.)

(in millions of United States dollars, except per share amounts and where noted)

Production Data (Cont.):		Three Months Ended June 30	
		2012	2011
Peñasquito :	Tonnes of ore mined	**11,310,600**	8,973,800
	Tonnes of waste removed	**30,192,100**	30,490,200
	Tonnes of ore milled	**9,586,800**	7,360,600
	Average head grade (grams per tonne) – gold	**0.48**	0.35
	Average head grade (grams per tonne) – silver	**28.31**	27.11
	Average head grade (%) – lead	**0.31**	0.38
	Average head grade (%) – zinc	**0.68**	0.64
	Gold ounces produced	**103,800**	58,400
	Silver ounces produced	**6,570,700**	4,602,300
	Lead (thousands of pounds) produced	**45,900**	38,500
	Zinc (thousands of pounds) produced	**95,000**	66,500
	Total cash cost per ounce – by-product	**($425)**	($801)
	Total cash cost per ounce – co-product	**$642**	$851
Los Filos mine :	Tonnes of ore mined	**6,587,200**	6,492,300
	Tonnes of waste removed	**9,069,900**	7,893,100
	Tonnes of ore processed	**6,693,300**	6,619,700
	Average grade processed (grams per tonne)	**0.69**	0.71
	Gold ounces produced	**85,200**	83,500
	Total cash cost per ounce – by-product	**$535**	$438
El Sauzal mine :	Tonnes of ore mined	**568,600**	550,500
	Tonnes of waste removed	**2,802,700**	1,007,100
	Tonnes of ore milled	**539,500**	517,400
	Average mill head grade (grams per tonne)	**1.44**	1.43
	Gold ounces produced	**23,600**	22,400
	Total cash cost per ounce – by-product	**$538**	$593
Marlin mine :	Tonnes of ore milled	**487,700**	371,200
	Average mill head grade (grams per tonne) – gold	**3.75**	6.66
	Average mill head grade (grams per tonne) – silver	**113**	170
	Gold ounces produced	**56,700**	78,900
	Silver ounces produced	**1,613,400**	1,896,400
	Total cash cost per ounce – by-product	**$20**	($368)
	Total cash cost per ounce – co-product	**$511**	$373
Alumbrera mine : [1]	Tonnes of ore mined	**3,270,300**	2,000,400
	Tonnes of waste removed	**6,233,100**	4,805,800
	Tonnes of ore milled	**3,656,500**	3,682,000
	Average mill head grade (grams per tonne) – gold	**0.43**	0.47
	Average mill head grade (%) – copper	**0.45**	0.45
	Gold ounces produced	**36,700**	38,000
	Copper (thousands of pounds) produced	**31,500**	28,000
	Total cash cost per ounce – by-product	**($207)**	($821)
	Total cash cost per ounce – co-product	**$723**	$738

(1)   Shown at Goldcorp's interest – 37.5%

SUMMARIZED FINANCIAL RESULTS (Cont.)

(in millions of United States dollars, except per share amounts and where noted)

		Three Months Ended June 30	
		2012	2011
Production Data (Cont.):			
Marigold mine : [(2)]	Tonnes of ore mined	**1,907,000**	2,165,400
	Tonnes of waste removed	**7,034,400**	6,444,400
	Tonnes of ore processed	**1,907,000**	2,165,400
	Average grade processed (grams per tonne)	**0.43**	0.56
	Gold ounces produced	**18,900**	26,600
	Total cash cost per ounce – by-product	**$726**	$764
Wharf mine :	Tonnes of ore mined	**1,300,000**	611,100
	Tonnes of ore processed	**853,600**	729,100
	Average grade processed (grams per tonne)	**0.70**	0.86
	Gold ounces produced	**18,300**	13,300
	Total cash cost per ounce – by-product	**$602**	$655
Financial Data:			
Net cash provided by operating activities		**$554**	$330
Net earnings attributable to shareholders of Goldcorp Inc.		**$268**	$489
Net earnings per share – basic		**$0.33**	$0.61
Adjusted net earnings per share – basic		**$0.41**	$0.52
Weighted average shares outstanding (000's)		**810,420**	800,830

(2)   Shown at Goldcorp's interest – 66.7%

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS
(In millions of United States dollars, except for per share amounts - Unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2012	2011	2012	2011
Revenues	$ 1,113	$ 1,323	$ 2,462	$ 2,539
Mine operating costs				
Production costs	(465)	(512)	(1,024)	(963)
Depreciation and depletion	(154)	(178)	(312)	(342)
	(619)	(690)	(1,336)	(1,305)
Earnings from mine operations	494	633	1,126	1,234
Exploration and evaluation costs	(16)	(14)	(35)	(26)
Share of net losses of associates	(17)	(8)	(39)	(6)
Corporate administration	(57)	(61)	(129)	(119)
Earnings from operations and associates	404	550	923	1,083
Impairment of available-for-sale securities	(57)	(1)	(62)	(1)
Gains on disposition of securities, net	-	-	-	320
Gains on derivatives, net	67	72	122	15
Finance costs	(10)	(5)	(16)	(11)
Other (expenses) income	(8)	13	6	35
Earnings before taxes	396	629	973	1,441
Income taxes	(128)	(140)	(226)	(301)
Net earnings attributable to shareholders of Goldcorp Inc.	$ 268	$ 489	$ 747	$ 1,140
Net earnings per share				
Basic	$ 0.33	$ 0.61	$ 0.92	$ 1.43
Diluted	0.26	0.52	0.78	1.35

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In millions of United States dollars - Unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2012	2011	**2012**	2011
Net earnings attributable to shareholders of Goldcorp Inc.	$ **268**	$ 489	$ **747**	$ 1,140
Other comprehensive loss, net of tax				
Mark-to-market losses on securities	**(78)**	(61)	**(66)**	(124)
Reclassification adjustment for impairment losses included in net earnings	**50**	1	**55**	1
Reclassification adjustment for realized gains on disposition of securities recognized in net earnings	**-**	-	**-**	(295)
	(28)	(60)	**(11)**	(418)
Total comprehensive income attributable to shareholders of Goldcorp Inc.	$ **240**	$ 429	$ **736**	$ 722

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of United States dollars - Unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2012	2011	**2012**	2011
Operating Activities				
Net earnings	$ **268**	$ 489	$ **747**	$ 1,140
Adjustments for:				
Reclamation expenditures	**(6)**	(6)	**(11)**	(10)
Gains on disposition of securities, net	**-**	-	**-**	(320)
Items not affecting cash				
Depreciation and depletion	**154**	178	**312**	342
Share of net losses of associates	**17**	8	**39**	6
Share-based compensation expense	**22**	31	**50**	53
Impairment of available-for-sale securities	**57**	1	**62**	1
Realized gains on share purchase warrants	**-**	(33)	**-**	(33)
Unrealized (gains) losses on derivatives, net	**(67)**	(43)	**(122)**	6
Accretion of reclamation and closure cost obligations	**4**	4	**8**	7
Impairment of Primero Convertible Note	**8**	-	**8**	-
Deferred income tax expense (recovery)	**64**	90	**(91)**	(10)
Other	**(1)**	(2)	**(2)**	(2)
Change in working capital	**34**	(387)	**(124)**	(264)
Net cash provided by operating activities	**554**	330	**876**	916
Investing Activities				
Expenditures on mining interests	**(584)**	(405)	**(1,124)**	(751)
Deposits on mining interests expenditures	**(46)**	(8)	**(96)**	(14)
Interest paid	**-**	-	**(9)**	(9)
Return of capital investment in Pueblo Viejo	**-**	-	**-**	64
Purchases of securities and other investments	**(3)**	(24)	**(17)**	(30)
Proceeds from sales of securities and maturity of investments, net	**10**	-	**283**	519
Other	**3**	(1)	**11**	(5)
Net cash used in investing activities of continued operations	**(620)**	(438)	**(952)**	(226)
Net cash provided by (used in) investing activities of discontinued operations	**-**	(88)	**5**	(88)
Financing Activities				
Common shares issued, net of issue costs	**3**	384	**9**	395
Dividends paid to shareholders	**(110)**	(82)	**(219)**	(157)
Net cash (used in) provided by financing activities	**(107)**	302	**(210)**	238
Effect of exchange rate changes on cash and cash equivalents	**-**	(8)	**-**	(18)
(Decrease) increase in cash and cash equivalents	**(173)**	98	**(281)**	822
Cash and cash equivalents, beginning of period	**1,394**	1,280	**1,502**	556
Cash and cash equivalents, end of period	$ **1,221**	$ 1,378	$ **1,221**	$ 1,378

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(In millions of United States dollars - Unaudited)

	June 30 2012	December 31 2011
Assets		
Current assets		
Cash and cash equivalents	$ 1,221	$ 1,502
Accounts receivable	456	473
Inventories and stockpiled ore	665	574
Notes receivable	27	40
Other	170	361
	2,539	2,950
Mining interests		
Owned by subsidiaries	23,335	22,673
Investments in associates	1,753	1,536
	25,088	24,209
Goodwill	1,737	1,737
Investments in securities	150	207
Note receivable	42	42
Deposits on mining interests expenditures	122	73
Other	196	156
Total assets	$ 29,874	$ 29,374
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 652	$ 619
Income taxes payable	118	48
Derivative liabilities	75	65
Other	25	39
	870	771
Deferred income taxes	5,481	5,560
Long-term debt	759	737
Derivative liabilities	120	237
Provisions	398	375
Income taxes payable	92	113
Other	95	96
Total liabilities	7,815	7,889
Equity		
Shareholders' equity		
Common shares, stock options and restricted share units	17,049	16,992
Investment revaluation reserve	32	43
Retained earnings	4,765	4,237
	21,846	21,272
Non-controlling interest	213	213
Total equity	22,059	21,485
Total liabilities and equity	$ 29,874	$ 29,374